Exhibit 23.2

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statement of U.S. Gold Corp. on Form S-1 (File No. 333-239146) and Forms S-3 (File No. 333-217860 and File No. 333-239062) of our report dated July 13, 2020, which includes an explanatory paragraph as to the Company’s ability to continue as a going concern, and our audit of adjustments to retrospectively apply the reverse stock split of the Company’s common stock, which occurred subsequent to the year ended April 30, 2019, to the 2019 financial statements which were audited by other auditors, with respect to our audit of the consolidated financial statements of U.S Gold Corp. as of April 30, 2020 and for the year then ended which report is included in this Annual Report on Form 10-K of U.S. Gold Corp. for the year ended April 30, 2020.

/s/ Marcum llp

Marcum llp

New York, NY

July 13, 2020